

Mail Stop 3720

May 18, 2010

Charles J. Zwebner
Chief Executive Officer
Rapid Link, Incorporated
300 71st Street, Suite 500
Miami, FL 33141

> **RE:** **Rapid Link, Incorporated**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 12, 2010**
> **File No. 0-22636**

Dear Mr. Zwebner:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

/s Celeste Murphy, for

Larry Spirgel
Assistant Director

Cc: Carlos Mas
Via facsimile: (305) 530-0055